Commission File Number 001-31914

EXHIBIT 99.1

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twenty-Ninth Meeting of the Sixth Session of the Board of Directors of China Life Insurance Company Limited

The twenty-ninth meeting (the “Meeting”) of the sixth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on October 28, 2020 in Beijing, Guangzhou, Hong Kong and San Francisco simultaneously by means of video conference. The directors were notified of the Meeting by way of a written notice dated October 14, 2020. Out of the Company’s eleven directors, nine directors attended the Meeting, including Su Hengxuan and Li Mingguang, executive directors of the Company, Liu Huimin, Yin Zhaojun and Wang Junhui, non-executive directors of the Company, and Chang Tso Tung, Stephen, Robinson Drake Pike, Tang Xin and Leung-Oi-Sie Elsie, independent directors of the Company. Wang Bin, chairman and executive director of the Company, was on leave for other business and authorized in writing, Su Hengxuan, executive director of the Company, to act on his behalf, cast the votes and preside over the Meeting for him. Yuan Changqing, non-executive director of the Company, was on leave for other business and authorized in writing, Li Mingguang, executive director of the Company, to act on his behalf and cast the votes for him. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by executive director Su Hengxuan. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the 2020 Third Quarter Report of the Company

The independent directors gave their independent opinions and agreed on the changes in accounting estimates for the third quarter of 2020. Please refer to a separate announcement filed on the same date of this announcement for further details with respect to the changes in accounting estimates for the third quarter of 2020.

Voting result: 11 for, 0 against, with no abstention

2.	Proposal on the 2020 Third Quarter Solvency Report of the Company

Commission File Number 001-31914

Voting result: 11 for, 0 against, with no abstention

3.	Proposal on Renewal of the Director, Supervisor and Senior Management Liability Insurance of the Company

The Board agreed to submit the proposal to the shareholders meeting of the Company for approval.

Voting result: 11 for, 0 against, with no abstention

4.	Proposal on ESG Governance Structure Formation Plan of the Company

Voting result: 11 for, 0 against, with no abstention

5.	Proposal on Amending the Rules for President (General Manager and Manager) Office Meeting of the Company

Voting result: 11 for, 0 against, with no abstention

6.	Proposal on Investment of the Company in Project Kunpeng

This transaction constitutes a related party transaction under the rules of the China Banking and Insurance Regulatory Commission. Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing, Liu Huimin, Yin Zhaojun and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

7.	Proposal on Investment of the Company in Project Qihang

Affiliated directors, including Wang Bin, Su Hengxuan, Yuan Changqing, Liu Huimin, Yin Zhaojun and Wang Junhui, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement issued by the Company on the same date of this announcement for the details.

Voting result: 5 for, 0 against, with no abstention

8.	Proposal on Two Insurance Products including China Life Xin Fu Bao Annuity Insurance Product

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

October 28, 2020